Exhibit 12.2

UAP HOLDING CORP.

Pro Forma Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year 2004		Forty weeks Ended November 28, 2004		Twelve Months Ended November 28, 2004
Fixed Charges as Defined:
Interest expense	$38,448		$31,942		$39,469
One-third of lease expense	13,397		$9,819		$12,993

Total fixed charges (A)	$51,845		$41,761		$52,462

Earnings as Defined:
Pretax income (loss)	$70,859		$28,267		$44,857
Add fixed charges (above)	$51,845		$41,761		$52,462

Earnings and fixed charges (B)	$122,704		$70,028		$97,319

Ratio of earnings to fixed charges (B/A)	2.37	x	1.68	x	1.86	x